UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 12, 2020

MGM Resorts International

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-10362	88-0215232
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3600 Las Vegas Boulevard South, Las Vegas, Nevada 89109
(Address of principal executive offices – Zip Code)

Registrant’s Telephone Number, Including Area Code: (702) 693-7120

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (Par Value $0.01)	MGM	New York Stock Exchange (NYSE)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CRF § 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CRF § 240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 2.02RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The information contained under this Item 2.02 “Results Of Operations and Financial Condition” in this current report on Form 8-K is being furnished to disclose the press release issued by MGM Resorts International (the “Company” or the “Registrant”) on February 12, 2020. The purpose of the press release, furnished as Exhibit 99.1, was to announce the Registrant’s results of operations for the quarter and year ended December 31, 2019. The information under this Item 2.02 and Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ITEM 8.01 OTHER EVENTS

MGM China Update

In December 2019 a new strain of coronavirus was reported in Wuhan, China. In order to mitigate the spread of the virus, China has placed certain cities under quarantine and advised its citizens to avoid all non-essential travel and other countries, including the U.S., have also restricted inbound travel from China. In addition, China implemented a temporary suspension of its visa scheme that permits mainland Chinese to travel to Macau, and on February 4, 2020 the Hong Kong SAR government temporarily closed the Hong Kong Macao Ferry Terminal in Hong Kong, until further notice. The government of Macau has also asked that all casino operators in Macau suspend operations for a 15-day period commencing on February 5, 2020.  As a result, MGM Macau and MGM Cotai suspended all operations at their properties other than operations that are necessary to provide sufficient non-gaming facilities to serve any remaining hotel guests. The Company is currently unable to predict the duration of the business disruption in Macau, if the suspension in operations will ultimately be continued beyond the 15-day period or the impact of the reduced customer traffic at the Company’s properties as a result, but we expect the impact could have a material effect on MGM China’s results of operations for the first quarter of 2020 and potentially thereafter. Although the outbreak has been largely concentrated in China, to the extent that the virus impacts the willingness or ability of customers to travel to the Company’s properties in the United States (due to travel restrictions, or otherwise), the Company’s domestic results of operations could also be negatively impacted. The extent to which the coronavirus impacts the Company’s results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and any additional actions taken to contain it from spreading.

Intention to Commence Tender Offer

The Company currently intends to commence a modified “Dutch auction” tender offer to purchase up to $1.25 billion in aggregate purchase price of its issued and outstanding shares of common stock at a range between $29.00 and $34.00 per Share.

Additional Information Regarding the Tender Offer

This communication is for informational purposes only, is not a recommendation to buy or sell the Company’s common stock, and does not constitute an offer to buy or the solicitation of an offer to sell common shares of the Company. The tender offer described in this communication has not yet commenced, and there can be no assurances that the Company will commence the tender offer on the terms described in this communication or at all. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company expects to distribute to its stockholders and file with the Securities and Exchange Commission upon commencement of the tender offer. SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER. Once the tender offer is commenced, shareholders and investors will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company expects to file with the Commission at the Securities and Exchange Commission’s website at www.sec.gov or by calling the Information Agent (to be identified at the time the offer is made) for the tender offer.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS
(a)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)	Exhibits:

Exhibit Number	Description
99.1	Press release of the Registrant dated February 12, 2020, announcing financial results for the quarter and year ended December 31, 2019.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MGM Resorts International

Date: February 12, 2020	By:	/s/Robert C. Selwood
Robert C. Selwood
Executive Vice President and Chief Accounting Officer